Offering Statement for ICEBREAKER, INC. (“IceBrkr”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   ICEBREAKER, INC.

Eligibility

2. **The following are true for ICEBREAKER, INC.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Kevin Murray

Kevin and Mark met at Rutgers in 2010 while attending the Masters in Communication Studies program. Kevin has three important pillars of experience when it comes to the online dating industry. Personal, academic and professional. Personal: Kevin has spent 10 plus years using online dating platforms - his experience goes as far back as using Myspace to find dates. Through trial and error, Kevin came up with his own rules of engagement to ensure success online. To better qualify these findings he spent the majority of his academic career researching communication during the courtship process. Academic: Kevin received a Master's degree from Rutgers University in May of 2012. His main focus of study was self-presentation in online dating platforms. His mentor, Jennifer Gibbs, was one one the leading academic researchers in the country in regards to online dating self-presentation. Kevin completed numerous studies and projects surrounding this top. This included running focus groups where he was able to interview several online daters both male and female, gay and straight. Professional: Founder & CEO, IceBreaker, INC August 2015 to Present Director of Operations, eFlirt Expert December 2012 to October 2015 Parlaying all of his previous experience, Kevin was hired by eFlirt Expert. At the time, eFlirt was an online dating concierge service. It was his job to help maintain and run clients online dating profiles, such as a Match.com (http://match.com) profile for example. His tasks included, but were not limited to: Profile writing, photo selection, profile onboarding, messaging, searching, assistance in first date location spots, and pre- and post-date advice. Before leaving eFlirt he was the Director of Operations and knows first hand what it's like to be part of a startup company. Overall, Kevin has an online dating skill set and experience that

is simply unmatched.

Mark Brehaut

Mark has the perfect blend of deep domain knowledge combined with a strong tech background. The circuitous route he took to get here could look like it was planned in hindsight, but it certainly was not! With a lifelong fascination of human psychology and relationships — how they're formed and what causes them to end — Mark devoted his academic career to that. Specifically, while pursuing his Master's degree on a PhD track for Marriage & Family Therapy, he focused his research on courtship & conflict in romantic relationships. Eventually, his thesis on jealousy was accepted to be presented at the largest communication conference in the country (NCA). After deciding to step away from academia as a student, he continued it as a professor of interpersonal communication (among other subjects). During his 3 years teaching, he taught himself frontend web development and design on the side. He started a few businesses including a consultancy company and an ecommerce site. He eventually left teaching after he was recruited by a web and mobile app development agency where he became the Creative Director whose roles included lead frontend developer and senior UX/UI designer. In his few years there, he interviewed hundreds of end users, worked intimately with clients from concept to launch, and designed over 20 applications. Going from relationships to tech and now combining the two to form Icebrkr makes Mark tailor-made for this project. If you imagine a Venn diagram that intersects online dating, communication, and product development, Mark would live in that center. Founder & CPO, Icebrkr 2015-Present Founder & CEO, storytimemedia 2012-Present Creative Director, Invonto 2014-2016 Communications Professor, Mercer County Community College 2012-2014

Dipali Trivedi

Dipali started on working on Icebrkr in September 2017. She has more than 10 years of leadership and development experience building SAAS and PAAS products using big data, microservices and cloud computing. She has her Masters of Technology in Machine Learning and AI and is currently pursuing her EMBA at MIT Sloan. Additionally, she has founded multiple startups in technology and consulting in last few years. These experiences have equipped her with the skills to lead Icebrkr's engineering and architecture as CTO as well as expanded her understanding of the challenges Icebrkr will face/is facing in regards to business strategy and fundraising. Founder and CEO, Cloudfountain inc. 2011- 2018 Group platform architect, constant contact 2012-2018 We believe with our 3 complimentary sets of skills, backgrounds and experiences, coupled with a vision that's bigger than anything currently in the industry, we have the ingredients to replace dying products like Match and eHarmony and be the Tinder for serious relationships.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Kevin Murray

Securities:	450,000
Class:	Common Stock
Voting Power:	36.7%

Mark Brehaut

Securities:	450,000
Class:	Common Stock
Voting Power:	36.7%

Dipali Trivedi

Securities:	315,000
Class:	Common Stock
Voting Power:	25.7%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Icebrkr plans to offer a freemium subscription model with paid features that we will test after launching. We also plan to experiment with a Groupon-like approach to date recommendations (for example, pay $20 through the app to get $30 worth of food at partnered restaurants). We may eventually tinker with native ads that can be seamlessly integrated into the functionality down the road - but we do not plan to rely on that. If we do test out ads, the primary goal will be for them to enhance the user experience. How much we could make is obviously based on a combination of estimates and what others in the industry are doing. For instance, Tinder went to the #1 grossing app in the app store after releasing their Tinder Gold model in early September. Bumble turned down a $1 billion acquisition offer from Match earlier this year. When we project a 5% conversation rate at $20 per month with 8.32 million total users we reach $100 million in gross yearly revenue in 5 years with a 16.5% compound monthly growth rate (CMGR), 6 years with a 13.5% CMGR, or 7 years with an 11.4% CMGR. These projections do not include the Groupon approach to date recommendations. With the right partnerships, which we are already building, we believe there will be opportunities to provide users with discounted dates. We anticipate that this approach will allow us to take a small percentage of each conversion.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document

or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in ICEBREAKER, INC. speculative or risky:**

   1. Start-up investing is risky: Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. We may run out of money before we can execute our business plan. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
   2. Technological Risk: We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may under perform the technology utilized by our competitors.
   3. Forecast Risk: Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.
   4. Dilution Risk: We may conduct future offerings of our common stock and pay debt obligations with newly issued common stock, which may diminish our investors' pro rata ownership.
   5. Growth risk: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.
   6. Competition Risk: Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. The business of online dating is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.
   7. Key Employee Risk: We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.
   8. Limited Operating History Risk: We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flows.
   9. We have primarily been focused on product development: To compete successfully in this market, we must continue to design and develop, new and enhanced software solutions products and services that provide high levels of performance and reliability at a low cost. If we

are unable to develop services that address the needs of our target customers, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services.

10. Valuation Risk: Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

11. Risk of Security Breach: We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services. A fundamental requirement for operating an Internet-based business is the secure transmission of confidential information and media over public networks. Although we design our systems and processes to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results.

12. Legal Risks: We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

The Offering

ICEBREAKER, INC. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $107,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occuring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Proceeds will be used to continue development of mobile application and market product leading up to product launch. After launch, application will be adjusted and modified where need be after compiling data and analytics from customer/user feedback.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$107,000
Less: Offering Expenses	$490	$5,243
Net Proceeds	$9,510	$101,757
Working Capital	$510	$92,757
App Development	$6,000	$6,000
Marketing	$3,000	$3,000
Total Use of Net Proceeds	$9,510	$101,757

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and ICEBREAKER, INC. must agree that a transfer agent, which keeps the records of all of our outstanding Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue shares in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occuring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Common Stock at an offering price of $0.73 per share.

14. **Do the securities offered have voting rights?**

    The Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	2,000,000	1,224,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    The existing convertible debt is subject to conversion into equity under certain circumstances, and if the debt holders convert the shareholders that have invested in this offering will be diluted by that conversion. The number of shares issued upon conversion will be calculated based on the lesser of a 20% discount to the money raised in the qualified financing, or a $2 million valuation cap for the company.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

20. **How could the exercise of rights held by the principal shareholders identified in Question 5 above affect the purchasers of the securities being offered?**

    The principal shareholders could extend the maturity date of previous convertible note round. The holders of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    The company determined the valuation based on the convertible note cap for existing notes.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As minority owners, the crowdfunding investors are subject to the decisions made by the management team or the majority shareholders. There is a risk that the majority shareholders exercises their voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Linda and Kevin Murray
Amount Outstanding:	$5,000
Interest Rate:	2.0%
Maturity Date:	August 20, 2019
Other Material Terms:	

Converts upon a "qualified financing" of equity sale of over $1,000,000 in shares. No set maturity date, the "majority holders" can call the debt after 08/20/2019. The number of share issued upon conversion will be calculated based on the lesser of a 20% discount to the money raised in the qualitied financing, or a $2 million valuation cap for the company

Creditor(s):	Ben Pustay
Amount Outstanding:	$5,000
Interest Rate:	2.0%
Maturity Date:	August 20, 2019
Other Material Terms:	

Converts upon a "qualified financing" of equity sale of over $1,000,000 in shares. No set maturity date, the "majority holders" can call the debt after 08/20/2019. The number of shares issued upon conversion will be calculated based on the lesser of a 20% discount to the money raised in the qualified financing, or a $2 million valuation cap for the company

Creditor(s):	Paul Minore
Amount Outstanding:	$5,000
Interest Rate:	2.0%
Maturity Date:	August 20, 2019
Other Material Terms:	

Converts upon a "qualified financing" of equity sale of over $1,000,000 in shares. No set maturity date, the "majority holders" can call the debt after 08/20/2019. The number of shares issued upon conversion will be calculated based on the lesser of a 20% discount to the money raised in the qualified financing, or a $2 million valuation cap for the company

Creditor(s):	Joe Boffardi
Amount Outstanding:	$5,000
Interest Rate:	2.0%
Maturity Date:	August 20, 2019
Other Material Terms:	

Converts upon a "qualified financing" of equity sale of over $1,000,000 in shares. No set maturity date, the "majority holders" can call the debt after 08/20/2019. The number of shares issued upon conversion will be calculated based on the lesser of a 20% discount to the money raised in the qualified financing, or a $2 million valuation cap for the company

Creditor(s):	Anne Batton
Amount Outstanding:	$5,000

Interest Rate:	2.0%
Maturity Date:	August 20, 2019
Other Material Terms:	

Converts upon a "qualified financing" of equity sale of over $1,000,000 in shares. No set maturity date, the "majority holders" can call the debt after 08/20/2019. The number of shares issued upon conversion will be calculated based on the lesser of a 20% discount to the money raised in the qualified financing, or a $2 million valuation cap for the company

Creditor(s):	Stacy Ickes
Amount Outstanding:	$3,000
Interest Rate:	2.0%
Maturity Date:	August 20, 2019
Other Material Terms:	

Converts upon a "qualified financing" of equity sale of over $1,000,000 in shares. No set maturity date, the "majority holders" can call the debt after 08/20/2019. The number of shares issued upon conversion will be calculated based on the lesser of a 20% discount to the money raised in the qualified financing, or a $2 million valuation cap for the company

Creditor(s):	Kelly Field
Amount Outstanding:	$5,000
Interest Rate:	2.0%
Maturity Date:	August 20, 2019
Other Material Terms:	

Converts upon a "qualified financing" of equity sale of over $1,000,000 in shares. No set maturity date, the "majority holders" can call the debt after 08/20/2019. The number of shares issued upon conversion will be calculated based on the lesser of a 20% discount to the money raised in the qualified financing, or a $2 million valuation cap for the company

Creditor(s):	Robert Damiano
Amount Outstanding:	$5,000
Interest Rate:	2.0%
Maturity Date:	August 20, 2019
Other Material Terms:	

Converts upon a "qualified financing" of equity sale of over $1,000,000 in shares. No set maturity date, the "majority holders" can call the debt after 08/20/2019. The number of shares issued upon conversion will be calculated based on the lesser of a 20% discount to the money raised in the qualified financing, or a $2 million valuation cap for the company

Creditor(s):	Mike Quinn
Amount Outstanding:	$5,000
Interest Rate:	2.0%
Maturity Date:	August 20, 2019
Other Material Terms:	

Converts upon a "qualified financing" of equity sale of over $1,000,000 in shares. No set maturity date, the "majority holders" can call the debt after 08/20/2019. The number of shares issued upon conversion will be calculated based on the lesser of a 20% discount to the money raised in the qualified financing, or a $2 million valuation cap for the company

25. **What other exempt offerings has ICEBREAKER, INC. conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

The Company has raised $43,000 in the form of a convertible note from friends and family in October 2017. We plan to us the majority of that money toward development of a beta, mobile iOS application. From inception, on February 13, 2017, to the time our financial statements were prepared, on December 19, 2017, we have expended cash of $7,586 and recorded a net loss of $7,883.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

ICEBREAKER, INC. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

    The following documents are being submitted as part of this offering:

    Governance:
Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

    Opportunity:
Offering Page JPG:	offeringpage.jpg

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

    Once posted, the annual report may be found on the issuer's web site at: http://icebr.kr/

    The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.